QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(10)

Interoffice Memorandum

To:	All Employees
From:	Manouch Moshayedi
Date:	December 19, 2001
Subject:	Employee Stock Option Exchange Program—Deadline Extension

    On November 20, 2001, the Company announced an offer affording current U.S. employees the opportunity to exchange outstanding stock options they hold under the SimpleTech, Inc. 2000 Stock Incentive Plan (the "2000 Plan") for new options that we will grant under the 2000 Plan. In announcing this offer, we stated that the offer would expire on December 19, 2001, at 9:01 p.m., Pacific Time, unless the expiration time is extended by us in our discretion.

    The Company hereby announces that the offer expiration date is extended one day to a new expiration date of December 20, 2001, at 9:01 p.m. Pacific Time. All other terms and conditions of our original offer remain the same.

    Please contact the Legal Department at ext. 8396 or ext. 8311 if you have any questions.

QuickLinks

Interoffice Memorandum